

16022508

UNITEDSTATES
SECURITIESANDEXCHANGECOMMIS
Washington, D.C. 20549

SEC Mail Processing Section
DEC 27 2016
Washington DC 416

Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-038164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2015 AND ENDING 10/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investors Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Drive
(No. and Street)

Minnetonka	MN	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott J. Marquis (952) 252-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilley Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Ste, 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott J. Marquis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investors Group, Inc., as of October 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DANIEL S PETERSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2021

Signature

Chief Financial & Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of October 31, 2016

AMERICAN INVESTORS GROUP, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2016. The statement of financial condition is the responsibility of American Investors Group, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of American Investors Group, Inc. as of October 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
December 20, 2016

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS		As of October 31, 2016
Cash and cash equivalents	$	234,716
Trade receivables		405
Investments		229,211
Prepaid expenses		3,993
Office furniture and equipment, net of accumulated depreciation of $363,780		25,713
Total assets	$	494,038

Notes to Statement of Financial Condition are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY		As of October 31, 2016
Liabilities		
Accounts payable and accrued expenses	$	2,109
Unearned income		10,035
Accrued commissions		6,347
Total liabilities		18,491
Stockholder's Equity		
Common stock, Class B, voting, no par value:		
Authorized, 2,000 shares, issued and outstanding, 940 shares		940
Additional paid-in capital		397,220
Retained earnings		77,387
Total stockholder's equity		475,547
Total liabilities and stockholder's equity	$	494,038

Notes to Statement of Financial Condition are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

American Investors Group, Inc. (the Company) is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly-owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity date of three months or less from the date of acquisition.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $22,639 as of October 31, 2016.

Financial Instruments

The Company's financial instruments are cash, receivables and investments, which approximate fair value as of October 31, 2016.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Carrying Value of Long-lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Income Taxes

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes, if any, due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Subsequent Events

The Company has evaluated subsequent events through December 20 , 201 6, th e date which the statements of financial condition were available to be issued.

2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures its debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. The fair value of these instruments is based on valuations that include inputs that can be classified within one of the three levels of hierarchy. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The fair value of the equity securities is based on quoted market prices in an active market for identical assets which is a Level 1 input.

Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par, which is Level 3 input. Gains and losses are reported in earnings. The debt securities are primarily private church bonds without a readily available market value. Interest on bonds the Company currently owns varies from 4.00% to 8.25% and maturity dates are from August 1, 2020 to September 15, 2037.

The Company does not have any quantitative inputs used for fair value measurements of the Level 3 investments. The inputs used by the Company in estimating the value of Level 3 investments include church bonds the Company is currently selling. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in

the absence of market information. There have been no changes in the techniques and inputs used as of October 31, 2016.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The cost and estimated fair value of the Company's equity investments held for resale as of October 31, 2016 are as follows:

	Cost	Fair Value Measurement Level 1
October 31, 2016		
Equity securities	**$ 43,985**	**$ 47,035**

The cost and estimated fair value of the Company's church bond investments held for resale as of October 31, 2016 are as follows:

	Cost	Fair Value Measurement Level 3
October 31, 2016		
Church bonds	**$ 182,176**	**$ 182,176**

The change in level 3 assets measured at fair value on a recurring basis is summarized as follows:

Balance at beginning of the year	$ 179,225
Realized gains	28,911
Purchases	183,770
Sales	(209,730)
Balance at end of the year	$ 182,176

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Director. Class A stock may be redeemed at the option of the Company for $1 per share. As of October 31, 2016, no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Director. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. As of October 31, 2016, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2016, the net capital ratio, net capital and excess net capital are as follows:

		2016
Net capital ratio		**0.07:1**
Net capital	**$**	**256,157**
Excess net capital	**$**	**156,157**

5. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees.

6. RELATED PARTY TRANSACTIONS

The Company leased office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement, which ended in June 2016. Beginning July 2016, the Company entered into a lease agreement with the new owner of the office space. The lease expires December 31, 2017. Future minimum lease payments of $48,000 and $8,000 will be due under the new lease agreement for the years ended October 31, 2017 and 2018, respectively.

On September 15, 2010, the Company sold all 58,673 shares of its American Church Mortgage Company common stock to Apostle Holdings Corp. at a negotiated price of $2.03 per share. Apostle Holdings Corp. issued a promissory note totaling $119,106 in exchange for the shares. The promissory note is a fully amortized ten year note with a 5.00% interest rate per year. Payments are due on a quarterly basis. The shares serve as collateral for the promissory note. The balance on the note was paid in full in September 2016.